AMENDED LIMITED GUARANTY

          In consideration of SBL Corporation ("SBL"), an Oklahoma corporation, extending credit to Prime Financial Corporation ("PFC"), an Oklahoma corporation and subsidiary of LSB Industries, Inc. ("Guarantor"), a Delaware corporation, the Guarantor, on this 18th day of October, 2001, does hereby guarantee PFC's payment obligations to SBL and all renewals and extensions thereof arising under that certain Promissory Note dated October 18, 2001, in the principal amount of Three Hundred Fifty Thousand and No/100 Dollars ($350,000.00), made by PFC in favor of SBL. The obligations of the Guarantor under this Guaranty shall be enforceable by SBL only after PFC has defaulted in the performance of its payment obligations to SBL, and notice of such default has been given to the Guarantor by SBL.

          This Guaranty supersedes that certain Limited Guaranty dated March 5, 1998 given by Guarantor in favor of SBL and will expire upon the full performance of the payment obligations of PFC to SBL.

           The Guarantor acknowledges to SBL that PFC is a wholly owned subsidiary of the Guarantor and is therefore directly and financially interested in PFC and its business and the consideration for this Guaranty.

           This Guaranty shall be binding upon the undersigned Guarantor, its heirs, legal representatives, successors, and assigns, and shall inure to the benefit of SBL and its successors and assigns.

          In witness whereof, this Guaranty is executed and delivered as of the date above indicated.

Attest:                                                                   LSB Industries, Inc.

   /s/ David M. Shear                                             By   /s/ Tony M. Shelby
Secretary                                                               Title:     V.P.

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